NEWPARK RESOURCES, INC.

9320 Lakeside Boulevard, Suite 100

The Woodlands, TX 77381

(281) 362-6800

May 26, 2016

Via EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attention: Irene Barberena-Meissner

Re:	Newpark Resources, Inc. Registration Statement on Form S-3 (File No. 333-211406)

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, Newpark Resources, Inc. (the “Company”) hereby requests acceleration of the effective date of the Registration Statement on Form S-3 (File No. 333-211406) (the “Registration Statement”). We respectfully request that the Registration Statement become effective as of 4:00 p.m., Eastern Time, on May 31, 2016, or as soon as practicable thereafter.

The Company hereby acknowledges that:

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should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

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the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

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the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

NEWPARK RESOURCES, INC.

By: /s/ Mark J. Airola Name: Mark J. Airola Title: Senior Vice President, General Counsel And Chief Administrative Officer